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                               FORM 6-K
                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                     REPORT OF FOREIGN PRIVATE ISSUER
                          Dated March 26, 2004

                   PURSUANT TO RULE 13a-16 OR 15d-16
                 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 26, 2004
                -----------------
Commission File Number   001-15244
                      --------------------------------------------

                           CREDIT SUISSE GROUP
--------------------------------------------------------------------------------
                (Translation of registrant's name into English)

            Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland
--------------------------------------------------------------------------------
                  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F  /X/   Form 40-F  / /
                                -----            -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                              ------

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                              ------

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes  / /   No  /X/
                              -----     -----


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                ---------------

[GRAPHIC OMITTED CREDIT SUISSE GROUP]

                                                                 Media Relations

                                                             CREDIT SUISSE GROUP
                                                                      P.O. Box 1
                                                                  CH-8070 Zurich
                                                       Telephone  +41-1-333 8844
                                                       Fax        +41-1-333 8877
                                    e-mail     media.relations@credit-suisse.com




 WALTER BERCHTOLD TO LEAD CONSOLIDATED MANAGEMENT OF
          CREDIT SUISSE GROUP'S PRIVATE AND CORPORATE & RETAIL BANKING

               GROUP APPOINTS URS ROHNER AS GROUP GENERAL COUNSEL, HEAD OF CORPORATE CENTER AND MEMBER OF GROUP EXECUTIVE BOARD

               THREE NEW MEMBERS NOMINATED FOR BOARD OF DIRECTORS

ZURICH, MARCH 26, 2004 - CREDIT SUISSE GROUP TODAY ANNOUNCED THAT IT WILL BRING TOGETHER ITS PRIVATE BANKING AND CORPORATE & RETAIL BANKING BUSINESSES UNDER A JOINT MANAGEMENT STRUCTURE HEADED BY WALTER BERCHTOLD. IN ADDITION, THE GROUP SAID THAT URS ROHNER WILL BECOME GROUP GENERAL COUNSEL, HEAD OF THE GROUP CORPORATE CENTER AND A MEMBER OF THE GROUP EXECUTIVE BOARD. THESE CHANGES ARE AIMED AT STRENGTHENING THE GROUP'S MANAGEMENT AND STRUCTURE AND AT PROMOTING FUTURE GROWTH. FURTHER, AT THE ANNUAL GENERAL MEETING ON APRIL 30, 2004, THE BOARD OF DIRECTORS WILL PROPOSE TO THE SHAREHOLDERS THAT NOREEN DOYLE, DAVID W. SYZ AND PETER F. WEIBEL BE NEWLY ELECTED TO THE BOARD.

Effective April 1, 2004, Credit Suisse Group will bring the Private Banking and Corporate & Retail Banking divisions of its business unit Credit Suisse Financial Services under joint management in order to strengthen distribution and increase client focus. Credit Suisse Financial Services' segment reporting (Private Banking, Corporate & Retail Banking, Life & Pensions, Insurance) will not be affected, and no reduction in headcount is planned.

The new Banking division will be headed by Walter Berchtold, Member of the Group Executive Board and currently Head of Trading & Sales at Credit Suisse Financial Services. Alex W. Widmer, who had managed the private banking


Page 1 of 4

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business since 2002 and contributed significantly to its leading position, will work closely with Walter Berchtold in the coming months to ensure a smooth transition and will stay with the Company as a Senior Advisor. The Market Area Heads of Private Banking and the Head of Corporate & Retail Banking, as well as the Heads of the Independent Private Banks that form part of Credit Suisse, will henceforth report directly to Walter Berchtold. His successor as Head of Trading & Sales at Credit Suisse Financial Services will be announced in due course.

The Board of Directors has also appointed Urs Rohner as Group General Counsel, Head of the Group Corporate Center and a Member of the Group Executive Board, effective June 1, 2004. Urs Rohner is Chief Executive Officer of ProSiebenSat.1 Media AG until end-April 2004 and was formerly a partner at the Zurich law firm Lenz & Staehelin. David Frick will remain Head of Group Legal & Compliance.

Oswald J. Gruebel and John J. Mack, Co-CEOs of Credit Suisse Group, said:
"Following our return to solid profitability last year and a good start in 2004, our focus is now on strengthening the company's management and improving the effectiveness of its organizational structures. We are very pleased that with Walter Berchtold, we have found an experienced manager from within the company to take over the helm of Credit Suisse Financial Services' banking business, and that with Urs Rohner we have added another proven manager as Group General Counsel and Head of our Corporate Center."

NEW BOARD MEMBERS NOMINATED

At the Annual General Meeting of Shareholders on April 30, 2004, the Board of Directors of Credit Suisse Group will propose that Noreen Doyle, David W. Syz and Peter F. Weibel be newly elected to the Board of Directors.

Noreen Doyle, a US and Irish citizen, has been at the European Bank for Reconstruction and Development since 1992 and has been First Vice President and Head of Banking at the London-based institution since September 1, 2001.


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David W. Syz, a Swiss citizen, is currently Head of the Swiss State Secretariat for Economic Affairs (seco) in Berne and will step down from that position on March 31, 2004. He will become Vice-Chairman of the Board of Directors of Huber & Suhner AG, a Swiss firm specializing in electrical and optical connectivity, subject to his election to that position on April 21, 2004.

Peter F. Weibel, a Swiss citizen, has been a Member of the Boards of Directors of the Group's subsidiaries Credit Suisse First Boston, Credit Suisse and Winterthur since July 2003.

Walter B. Kielholz, Chairman of the Board of Directors of Credit Suisse Group, said: "We are delighted that we are able to propose to our shareholders three highly qualified candidates - Noreen Doyle, David W. Syz and Peter F. Weibel - who possess a wide range of competencies and different areas of experience, for election to the Board of Directors."

Marc-Henri Chaudet, a Member of the Board of Directors since 1997, will step down as of the Annual General Meeting 2004. The Board of Directors wishes to thank him for his valuable contribution to the company.

The Board of Directors will also propose to the shareholders that the current Members of the Board Thomas D. Bell and Aziz R. D. Syriani be re-elected for a period of three years. While their terms run until the Annual General Meeting in 2005, the Board of Directors aims, through these early re-elections, to stagger the terms of its Members as effectively as possible and thus ensure continuity.

In addition, the Board of Directors will propose a reduction in par value of CHF
0.50 per share in lieu of a dividend to the Annual General Meeting. Subject to approval by the shareholders, this par value reduction will be paid out on July 12, 2004.

Further proposals by the Board of Directors relate to the proportional amendment of the right to request the inclusion of an item on the agenda - in line with the reduction in share value - as well as the deletion of provisions concerning contributions in kind. No proposals from shareholders in accordance


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with Article 7 section 4 of the Articles of Association have been received.
Credit Suisse Group's Annual Report will be published on March 31, 2004.

FURTHER INFORMATION / PUBLICATION OF THE ANNUAL REPORT 2003
The following documents can be found at www.credit-suisse.com:
- CVs and photos of Walter Berchtold and Urs Rohner
- CVs of Noreen Doyle, David W. Syz and Peter F. Weibel
- Invitation to the Annual General Meeting of Shareholders
- Annual Report 2003 (March 31, 2004, from approximately 8.00 a.m.)

ENQUIRIES
Credit Suisse Group, Media Relations               Telephone      +41 1 333 8844
Credit Suisse Group, Investor Relations            Telephone      +41 1 333 4570

CREDIT SUISSE GROUP
Credit Suisse Group is a leading global financial services company headquartered in Zurich. The business unit Credit Suisse Financial Services provides private clients and small and medium-sized companies with private banking and financial advisory services, banking products, and pension and insurance solutions from Winterthur. The business unit Credit Suisse First Boston, an investment bank, serves global institutional, corporate, government and individual clients in its role as a financial intermediary. Credit Suisse Group's registered shares (CSGN) are listed in Switzerland and in the form of American Depositary Shares (CSR) in New York. The Group employs around 60,800 staff worldwide. As of December 31, 2003, it reported assets under management of CHF 1,199.0 billion.


CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
This press release contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to our plans, objectives or goals; our future economic performance or prospects; the potential effect on our future performance of certain contingencies; and assumptions underlying any such statements.

Words such as "believes," "anticipates," "expects," "intends" and "plans" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include (i) market and interest rate fluctuations; (ii) the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular; (iii) the ability of counterparties to meet their obligations to us;
(iv) the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations; (v) political and social developments, including war, civil unrest or terrorist activity; (vi) the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations; (vii) the ability to maintain sufficient liquidity and access capital markets; (viii) operational factors such as systems failure, human error, or the failure to properly implement procedures; (ix) actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations; (x) the effects of changes in laws, regulations or accounting policies or practices; (xi) competition in geographic and business areas in which we conduct our operations;
(xii) the ability to retain and recruit qualified personnel; (xiii) the ability to maintain our reputation and promote our brands; (xiv) the ability to increase market share and control expenses; (xv) technological changes; (xvi) the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users; (xvii) acquisitions, including the ability to integrate successfully acquired businesses; (xviii) the adverse resolution of litigation and other contingencies; and (xix) our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive; when evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the risks identified in our most recently filed Form 20-F and reports on Form 6-K furnished to the US Securities and Exchange Commission.


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


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                CREDIT SUISSE GROUP
                                              -----------------------
                                                     (Registrant)

Date  March 26, 2004                   By:  /s/ David Frick
    --------------------                    -------------------------------
                                                     (Signature)*
                                              Member of the Executive Board
*Print the name and title of the signing
officer under his signature.                    /s/ Karin Rhomberg Hug
                                                    Managing Director